LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2011	rpomerenk@luselaw.com

VIA EDGAR

October 10, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn.:	Jessica Livingston, Esq.

Attorney-Advisor

Mail Stop 4561

Re:	United Financial Bancorp, Inc., Registration Statement on Form S-1

File No. 333-144245

Dear Ms. Livingston:

On behalf of United Financial Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated September 28, 2007, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. In addition to these revisions, the Company’s Prospectus has been revised in response to one comment received from the accounting staff of the Office of Thrift Supervision. The Amended S-1 has been black-lined to reflect changes from Amendment No. 1, which was filed by the Company with the SEC on September 14, 2007.

Prospectus cover page

1. Revise the first paragraph to make clear this is a second step conversion and that the Company is selling the 53.8% ownership interest it currently holds.

The cover page of the prospectus had been revised, as requested in the comment.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

October 10, 2007

Benefits to Management…page 7

2.	Noting your response and added disclosure that no decision has been made whether to implement the benefit plans after 12 months, revise to add another risk factor captioned, “If we delay implementing our benefit plans, our annual expenses, dilution to existing stockholders, and control by officers and directors may be greatly increased” or another similar title. In the narrative, disclose the maximum number of shares that may be in the plans, the maximum annual cost with a discussion that open market purchases may significantly increase the annual expenses, the minimum vesting required and all other material terms that change if the Company waits more than 12 months, including any affect on shareholder approval.

As requested in the comment, we have supplemented the existing risk factor on page 21, to include the potential effects related to a stock-based benefit plan adopted more than one year from the offering. Supplementing the existing risk factor, rather than adding a new risk factor, avoids duplication in disclosure and consolidates the related risks in one place.

Please note, if the plan is adopted more than one year after the offering, there is no OTS restriction as to the “maximum” number of shares that could be in the plan, the “maximum” expense of the plan, or the “minimum” vesting requirement. Therefore, an attempt to quantify this disclosure would be speculative. We have quantified in the existing risk factor (“Our Stock Benefit Plans Will Increase our Costs, Which Will Reduce Our Profitability and Stockholders’ Equity”) the expense of the plan if adopted within one year.

Finally, we have not added to the risk factor the effect of a larger plan on the likelihood of shareholder approval, because we do not believe such effect amounts to a “risk” to stockholders.

Directors’ Retirement Plan, page 110

3.	Revise to disclose the expected increase in annual expense or indicate that the increase will be immaterial.

The disclosure has been supplemented on page 111 as requested in the comment.

Supplemental Retirement Plan for Senior Executives, page 121

4.	Revise to disclose the expected increase in annual expense or indicate that the increase will be immaterial.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

October 10, 2007

The disclosure has been supplemented on page 122 as requested in the comment.

Stock Pricing and Number of Shares to be Issued, page 134

5.	Revise to disclose the assumed rate of return on the proceeds referred to in the penultimate paragraph on page 142.

The disclosure has been supplemented on page 142 as requested in the comment.

Alternate Prospectus

Risk Factors

6. Noting your response and added disclosure that no decision has been made whether to implement the benefit plans after 12 months, revise to add another risk factor captioned, “If we delay implementing our benefit plans, our annual expenses, dilution to existing stockholders, and control by officers and directors may be greatly increased” or another similar title. In the narrative, disclose the maximum number of shares that may be in the plans, the maximum annual cost with a discussion that open market purchases may significantly increase the annual expenses, the minimum vesting required and all other material terms that change if the Company waits more than 12 months, including any affect on shareholder approval.

Please see our response to comment 2 above. We have supplemented the proxy statement/prospectus on page 30 as requested in the comment.

* * * * * *

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

October 10, 2007

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective on Friday, October 12, 2007. The Company is filing under separate cover the appropriate acceleration requests. We therefore request that the staff advise the undersigned at (202) 274-2011 or Robert I. Lipsher of this office at (202) 274-2020 as soon as possible if it has any further comments.

Very truly yours,

/s/ Robert B. Pomerenk
Robert B. Pomerenk

cc:	Michael Clampitt, Esq.
Matthew Komar Cooper
Kevin Vaughn
Richard B. Collins, President and Chief Executive Officer
Eric Luse, Esq.
Robert I. Lipsher, Esq.
United Financial Working Group